EXHIBIT 99.1

Equinor ASA: Execution of debt capital market transactions

On Monday May 18, 2020 Equinor ASA (OSE:EQNR, NYSE:EQNR), guaranteed by Equinor Energy AS, executed a total of EUR 1.75 billion in the debt capital market.

The debt capital market transaction consists of the following tranches:

  Issue of EUR 0.75 billion 0.75% Notes due May 22, 2026
  Issue of EUR 1.0 billion 1.375% Notes due May 22, 2032

“Equinor has in recent years improved our business, including our portfolio and our financial robustness. In the current volatile market situation characterised by high uncertainty going forward, we see the value in further increasing our financial flexibility and resilience”, says CFO of Equinor ASA, Lars Christian Bacher.

The net proceeds from the issue of the Notes will be used for general corporate purposes, which may include the repayment or purchase of existing debt or other purposes described in the prospectus supplement for the issue of Notes.

The Notes have been fully subscribed and the settlement date is May 22, 2020.

Further information:

Investor relations

Peter Hutton, Senior Vice President, Investor Relations,

+44 7881 918 792

Press

Bård Glad Pedersen, Vice President, Media Relations,

+47 918 01 791

Finance
Annant Shah, Vice President, Capital Markets,
+44 203 204 3200

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

This announcement shall not constitute or form part of an offer to sell or a solicitation of an offer to buy the Notes or any other securities in the United States or any other jurisdiction. The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any state of the United States or any other jurisdiction, and may not be offered, sold, tendered, bought or delivered within the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state or other securities laws.  No public offering of the Notes is being made in the United States or in any other jurisdiction where such an offering is restricted or prohibited or where such offer would be unlawful.

This announcement is directed only (i) at persons who are outside the United Kingdom, (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended or (iii) at persons falling within Article 49(2) (a) to (d) (‘high net worth companies, unincorporated associations, etc.’) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (all such persons together being referred to as ’relevant persons‘). This announcement must not be acted on or relied on by persons who are not relevant persons. Any investment activity to which this announcement relates is reserved for relevant persons only and may only be engaged in by relevant persons.

This announcement is an advertisement and is not a prospectus for the purposes of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). The Notes will be issued under a base prospectus which has been prepared and made available to the public in accordance with the Prospectus Regulation. The final form base prospectus is available at https://www.equinor.com/content/dam/statoil/documents/debt-and-credit-ir/equinor-offering-circular-10052019.PDF.

Relevant stabilisation regulations including Financial Conduct Authority/ICMA apply.

MiFID II professionals/ECPs-only/No PRIIPs KID

Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.